Via EDGAR

August 12, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Pamela Long

Re:	CrossFirst Bankshares, Inc. Registration Statement on Form S-1 (as amended) File No. 333-232704

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters of the proposed initial public offering of the common stock of CrossFirst Bankshares, Inc., a Kansas corporation (the “Company”), we hereby respectfully join the Company’s request that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-232704) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on August 14, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, we wish to advise you that the underwriters have distributed approximately 3,300 copies of the preliminary prospectus dated August 5, 2019, through the date hereof, to prospective underwriters, institutional investors, dealers, and others.

The undersigned, as representatives of the several underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above issue.

Respectfully,

Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
Stephens Inc.

KEEFE, BRUYETTE & WOODS, INC.
as Representative of the several Underwriters

By:	/s/ Michael Garea
Name:	Michael Garea
Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.
as Representative of the several Underwriters

By:	/s/ Andrea J. Lanham
Name:	Andrea J. Lanham
Title:	VP, Syndicate Operations

STEPHENS INC.
as Representative of the several Underwriters

By:	/s/ Scott Studwell
Name:	Scott Studwell
Title:	Managing Director